NEWS

Sequans Communications Announces Preliminary
First Quarter 2020 Financial Results

PARIS - April 23, 2020 - Sequans Communications S.A. (NYSE: SQNS), a leading developer and provider of 5G/4G chips and modules, today announced preliminary financial results for the first quarter ended March 31, 2020.

First Quarter 2020 Highlights:
Revenue: Revenue was $8.8 million, a decrease of 4.3% compared to the fourth quarter of 2019 and an increase of 35.6% compared to the first quarter of 2019.

Gross margin: Gross margin was 51.3% compared to 47.0% in the fourth quarter of 2019, and compared to 35.9% in the first quarter of 2019.

Operating loss: Operating loss was $7.8 million compared to $5.6 million in the fourth quarter of 2019 and $8.0 million in the first quarter of 2019.

Net loss: Net loss was $10.6 million, or ($0.44) per diluted ADS, compared to $9.2 million, or ($0.38) per ADS, in the fourth quarter of 2019 and $9.6 million, or ($0.41) per ADS, in the first quarter of 2019.

Non-IFRS Net loss: Excluding the non-cash stock-based compensation, the non-cash impact of convertible debt amendments, effective interest adjustments related to the convertible debt and other financings, and deferred tax benefit or expense related to the convertible debt and other financings, non-IFRS net loss was $8.7 million, or ($0.36) per ADS, compared to $7.9 million, or ($0.33) per ADS in the fourth quarter of 2019, and $8.3 million, or ($0.35) per ADS, in the first quarter of 2019.

Cash: Cash and cash equivalents at March 31, 2020 totaled $5.1 million compared to $14.1 million at December 31, 2019. The cash balance at the end of March 2020 excludes $2.2 million in proceeds from a new loan from BPI France, the French government investment bank, as well as $2.8 million expected in May from the payment of the 2019 French research credit and €5 million of proceeds from new French government debt financing expected to be finalized in the second quarter as part of the French Covid-19 economic support plan.

In millions of US$ except percentages, shares and per share amounts	Key Metrics
	Q1 2020	%*	Q4 2019 (1)	%*	Q1 2019 (1)	%*
Revenue	$8.8		$9.2		$6.5
Gross profit	4.5	51.3%	4.3	47.0%	2.3	35.9%
Operating loss	(7.8)	(88.8)%	(5.6)	(61.0)%	(8.0)	(123.3)%
Net loss (2)	(10.6)	(120.9)%	(9.2)	(99.8)%	(9.6)	(148.6)%
Diluted earnings per ADS	($0.44)		($0.38)		($0.41)
Weighted average number of diluted ADS	23,904,935		23,797,256		23,697,182
Cash flow from (used in) operations	(7.7)		16.3		(4.6)
Cash, cash equivalents and short-term deposit at quarter-end	5.1		14.1		7.6
Additional information on non-cash items:
- Stock-based compensation included in operating result	0.7		0.5		0.5
- Non-cash interest on convertible debt and other financing	1.3		1.3		0.9
- Non-cash impact of deferred tax expense (benefit)	—		(0.5)		(0.1)
Non-IFRS diluted earnings per ADS (excludes non-cash stock-based compensation, impact of convertible debt amendments, effective interest adjustments related to the convertible and other debt and embedded derivative, impact of revaluation of interest-free government loan) and related deferred tax benefit (expense)	($0.36)		($0.33)		($0.35)
* Percentage of revenue
(1) Updated from the prior earnings releases; as set forth in the annual report on Form 20-F
(2) Preliminary financial results: The Company has not yet finalized its valuation of the March 20, 2020 amendments to the Company's five issues of convertible debt. The accounting entries resulting from this process are expected to lead to changes in presented financial and deferred tax expenses and the consolidated IFRS net loss for the period, as well as certain balance sheet accounts, but are not expected to change the Company’s cash position, operating results or non-IFRS loss.

Sequans reports first quarter 2020 financial results

”On balance, the impact thus far on the demand for our products from COVID-19-related developments is more positive than negative,’ said Georges Karam, CEO of Sequans. ‘We are seeing a continuation of the surge in demand for modules from the U.S. for use in portable routers. This augments the ongoing improvement expected in our Broadband IoT business driven by new customers serving emerging markets and our strong position in the Citizens Broadband Radio Service (CBRS) market. In our Massive IoT business, demand associated with devices that are in mass production is good, and we are seeing more interest in solutions for devices and applications serving a reduced-contact economy, from industrial monitoring to remote healthcare. The real promise of 5G has never been more apparent than ever in this environment where existing networks are straining to meet current needs.
“On the operations side, our contract manufacturers in China have returned to normal operations after restrictions prompted by COVID-19 caused some capacity constraints for modules during Q1. Most of our own people are still operating under stay-at-home restrictions, with a high degree of productivity given the inherent challenges.
‘With a large backlog of orders, we expect significant revenue growth in the second quarter despite certain supply and delivery risks. We are taking measures to deal with extended lead times on some components, and we are also adding more module capacity, since we see the module demand in Broadband IoT remaining at a relatively high level even after stay-at-home orders are lifted. Meanwhile, we continue to keep a close watch on Massive IoT projects scheduled to launch later this year, which could be subject to delays or changes in priorities due to this unprecedented situation.
“While technology can’t begin to compensate for the human and economic hardship caused by this global pandemic, we are gratified to be able to contribute by supplying connectivity to a variety of devices that help people and businesses carry on and make the transition to the next phase. More significant than the specific level of business in a particular accounting period is the likelihood that this crisis will reinforce and perhaps accelerate established trends that we expect to fuel our growth over the coming years.”

Q2 2020 Outlook
The following statement is based on management’s current assumptions and expectations and assumes no increase in the severity or duration of the COVID-19 pandemic. This statement is forward-looking and actual results may differ materially. Sequans undertakes no obligation to update this statement.

Sequans expects revenue of at least $12 million for the second quarter of 2020, which represents more than 35% sequential growth and approximately 50% growth year over year. The backlog of orders and indications regarding customer demand support upside to this expectation, but the company also sees risks, including potential supply chain issues, caused by the impact of the coronavirus.

Conference Call and Webcast
Sequans plans to conduct a teleconference and live webcast to discuss the financial results for the first quarter of 2020 today, April 23, 2020 at 8:00 a.m. EDT /14:00 CEST. To participate in the live call, analysts and investors should dial 800-347-6311, or 646-828-8144 if outside the U.S. When prompted, provide the event title or access code: 7634244. A live and archived webcast of the call will be available from the Investors section of the Sequans website at www.sequans.com/investors/. An audio replay of the conference call will be available until April 30, 2020 by dialing toll free 888-203-1112 or 719-457-0820 from outside the U.S., using the following access code: 7634244.

Forward Looking Statements
This press release contains projections and other forward-looking statements regarding future events or our future financial performance and potential financing sources. All statements other than present and historical facts and conditions contained in this release, including any statements regarding our preliminary results for the first quarter of 2020, expected revenue for the second quarter of 2020, the timing and availability of expected debt financing and tax credits, future results of operations and financial positions, business strategy and plans, expectations for Massive IoT and Broadband and Critical IoT sales, the ability to continue to operate remotely at high levels of productivity, increasing backlog of orders, the impact of the coronavirus on our manufacturing operations, ability to operate remotely, and on customer demand, and our objectives for future operations, are forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). These statements are only predictions and reflect our current beliefs and expectations with respect to future events and are based on assumptions and subject to risk and uncertainties and subject to change at any time. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. Given these

Sequans reports first quarter 2020 financial results

risks and uncertainties, you should not place undue reliance on these forward-looking statements. Actual events or results may differ materially from those contained in the projections or forward-looking statements. Some of the factors that could cause actual results to differ materially from the forward-looking statements contained herein include, without limitation: (i) the contraction or lack of growth of markets in which we compete and in which our products are sold, (ii) unexpected increases in our expenses, including manufacturing expenses, (iii) our inability to adjust spending quickly enough to offset any unexpected revenue shortfall, (iv) delays or cancellations in spending by our customers, (v) unexpected average selling price reductions, (vi) the significant fluctuation to which our quarterly revenue and operating results are subject due to cyclicality in the wireless communications industry and transitions to new process technologies, (vii) our inability to anticipate the future market demands and future needs of our customers, (viii) our inability to achieve new design wins or for design wins to result in shipments of our products at levels and in the timeframes we currently expect, (ix) our inability to enter into and execute on strategic alliances, (x) (our ability to meet performance milestones under strategic license agreements, (xi) the impact of natural disasters on our sourcing operations and supply chain, (xii) our ability to remediate material weaknesses in our internal controls relating to the impact of accounting changes relating to deferred tax assets and deferred tax liabilities related to the application of IFRS to deferred taxes on debt instruments with equity components, (xiii) the impact of the coronavirus on the ability to operate our business and research, production of our products or demand for our products by customers whose supply chain is impacted or whose operations have been impacted by government shelter-in-place or similar orders, (xiv) the impact of the coronavirus on capital markets and our ability to raise debt and equity financing, and (xv) other factors detailed in documents we file from time to time with the Securities and Exchange Commission. The financial results described in this earnings release should be considered preliminary, and are subject to change to reflect the completion of our valuation of the convertible debt amendments made in March 2020 and posting of related accounting entries.

Use of Non-IFRS/non-GAAP Financial Measures
To supplement our unaudited consolidated financial statements prepared in accordance with IFRS, we disclose certain non-IFRS, or non-GAAP, financial measures. These measures exclude the non-cash stock-based compensation and the non-cash impacts of convertible debt amendments, effective interest adjustments related to the convertible debt and other financings, and deferred tax benefit or expense related to the convertible debt and other financings. We believe that these measures can be useful to facilitate comparisons among different companies. These non-GAAP measures have limitations in that the non-GAAP measures we use may not be directly comparable to those reported by other companies. We seek to compensate for this limitation by providing a reconciliation of the non-GAAP financial measures to the most directly comparable IFRS measures in the table attached to this press release.

About Sequans Communications
Sequans Communications S.A. (NYSE: SQNS) is a leading developer and provider of 5G and 4G chips and modules for IoT devices. For 5G/4G massive IoT applications, Sequans provides a comprehensive product portfolio based on its flagship Monarch LTE-M/NB-IoT and Calliope Cat 1 chip platforms, featuring industry-leading low power consumption, a large set of integrated functionalities, and global deployment capability. For 5G/4G broadband and critical IoT applications, Sequans offers a product portfolio based on its Cassiopeia 4G Cat 4/Cat 6 and high-end Taurus 5G chip platforms, optimized for low-cost residential, enterprise, and industrial applications. Founded in 2003, Sequans is based in Paris, France with additional offices in the United States, United Kingdom, Israel, Hong Kong, Singapore, Sweden, Taiwan, South Korea, and China.
Visit Sequans online at www.sequans.com; www.facebook.com/sequans; www.twitter.com/sequans

Media Relations: Kimberly Tassin, +1.425.736.0569, Kimberly@sequans.com
Investor Relations: Claudia Gatlin, +1 212.830.9080, Claudia@sequans.com

Condensed financial tables follow

Sequans reports first quarter 2020 financial results

SEQUANS COMMUNICATIONS S.A.

PRELIMINARY UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended
(in thousands of US$, except share and per share amounts)	March 31, 2020 (2)	Dec 31, 2019 (1)	March 31, 2019 (1)

Revenue :
Product revenue	$5,501	$5,054	$4,111
Other revenue	3,271	4,112	2,357
Total revenue	8,772	9,166	6,468
Cost of revenue
Cost of product revenue	3,897	4,526	3,575
Cost of other revenue	373	332	574
Total cost of revenue	4,270	4,858	4,149
Gross profit	4,502	4,308	2,319
Operating expenses :
Research and development	7,421	5,664	6,157
Sales and marketing	2,264	1,864	2,221
General and administrative	2,605	2,374	1,913

Total operating expenses	12,290	9,902	10,291
Operating loss	(7,788)	(5,594)	(7,972)
Financial income (expense):
Interest income (expense), net	(3,455)	(3,110)	(1,976)
Other financial expenses	—	—	—
Foreign exchange gain (loss)	675	(822)	322
Loss before income taxes	(10,568)	(9,526)	(9,626)
Income tax expense (benefit)	33	(374)	(17)
Loss	$(10,601)	$(9,152)	$(9,609)
Attributable to :
Shareholders of the parent	(10,601)	(9,152)	(9,609)
Minority interests	—	—	—
Basic loss per ADS	($0.44)	($0.38)	($0.41)
Diluted loss per ADS	($0.44)	($0.38)	($0.41)
Weighted average number of ADS used for computing:
— Basic	23,904,935	23,797,256	23,697,182
— Diluted	23,904,935	23,797,256	23,697,182
(1) Updated from the prior earnings releases; as set forth in the annual report on Form 20-F
(2) The preliminary financial results do not include the valuation of the March 20, 2020 amendments to the Company's five issues of convertible debt.

Sequans reports first quarter 2020 financial results

SEQUANS COMMUNICATIONS S.A.
PRELIMINARY UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	At March 31,	At Dec 31,
(in thousands of US$)	2020 (2)	2019 (1)

ASSETS
Non-current assets
Property, plant and equipment	$9,066	$8,858
Intangible assets	20,462	16,696
Deposits and other receivables	437	401
Other non-current financial assets	327	335
Total non-current assets	30,292	26,290
Current assets
Inventories	6,146	6,664
Trade receivables	8,775	8,390
Contract assets	1,051	1,587
Prepaid expenses and other receivables	6,844	2,556
Recoverable value added tax	871	598
Research tax credit receivable	3,817	3,132
Cash and cash equivalents	5,137	14,098
Total current assets	32,641	37,025
Total assets	$62,933	$63,315

EQUITY AND LIABILITIES
Equity
Issued capital, euro 0.02 nominal value, 95,784,174 shares authorized, issued and outstanding at March 31, 2020 (95,587,146 shares at December 31, 2019)	$2,407	$2,403
Share premium	233,743	233,720
Other capital reserves	44,323	43,656
Accumulated deficit	(319,334)	(308,733)
Other components of equity	(876)	(607)
Total equity	(39,737)	(29,561)
Non-current liabilities
Government grant advances and loans	6,234	6,150
Venture debt	5,722	7,071
Convertible debt	32,372	23,342
Lease liabilities	3,408	3,204
Trade payables	2,080	1,139
Provisions	1,969	1,905
Deferred tax liabilities	416	429
Contract liabilities	9,604	11,572
Total non-current liabilities	61,805	54,812
Current liabilities
Trade payables	12,116	8,834
Interest-bearing receivables financing	6,572	4,068
Venture Debt	5,585	5,109
Convertible debt	—	7,329
Lease liabilities	778	900
Government grant advances and loans	1,553	1,472
Contract liabilities	6,154	5,812
Other current liabilities	8,107	4,540
Total current liabilities	40,865	38,064
Total equity and liabilities	$62,933	$63,315
(1) Updated from the prior earnings releases; as set forth in the annual report on Form 20-F
(2) The preliminary financial results do not include the valuation of the March 20, 2020 amendments to the Company's five issues of convertible debt.

Sequans reports first quarter 2020 financial results

SEQUANS COMMUNICATIONS S.A.
PRELIMINARY UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

	Three months ended March 31,
(in thousands of US$)	2020 (2)	2019 (1)
Operating activities
Loss before income taxes	$(10,568)	$(9,626)
Non-cash adjustment to reconcile income before tax to net cash from (used in) operating activities
Depreciation and impairment of property, plant and equipment	1,015	1,262
Amortization and impairment of intangible assets	1,180	1,078
Share-based payment expense	667	488
Increase (decrease) in provisions	52	(21)
Interest expense, net	3,455	1,976
Foreign exchange loss (gain)	(545)	(425)
Loss on disposal of property, plant and equipment	—	(32)
Bad debt expense	18
Working capital adjustments
Decrease (Increase) in trade receivables and other receivables	(1,691)	3,550
Decrease in inventories	518	604
Increase in research tax credit receivable	(490)	(597)
Increase (Decrease) in trade payables and other liabilities	1,425	(2,478)
Decrease in contract liabilities	(2,574)	(317)
Decrease in government grant advances	(110)	(99)
Income tax paid	(77)	13
Net cash flow provided by (used in) operating activities	(7,725)	(4,624)
Investing activities
Purchase of intangible assets and property, plant and equipment	(943)	(585)
Capitalized development expenditures	(1,431)	(1,080)
Sale (purchase) of financial assets	(28)	12
Interest received	19	3
Net cash flow used in investments activities	(2,383)	(1,650)
Financing activities
Proceeds from issue of warrants, exercise of stock options/warrants	27	—
Proceeds from issuing of warrants, net of transaction costs paid	—	8,350
Proceeds (Repayment of) from interest-bearing receivables financing	2,504	(6,634)
Proceeds from interest-bearing research project financing	405	1,126
Payment of lease liabilities	(439)	(727)
Repayment of venture debt	(811)	—
Interest paid	(537)	(373)
Net cash flows from financing activities	1,149	1,742
Net increase (decrease) in cash and cash equivalents	(8,959)	(4,532)
Net foreign exchange difference	(2)	1
Cash and cash equivalent at January 1	14,098	12,086
Cash and cash equivalents at end of the period	$5,137	$7,555
(1) Updated from the prior earnings releases; as set forth in the annual report on Form 20-F
(2) The preliminary financial results do not include the valuation of the March 20, 2020 amendments to the Company's five issues of convertible debt.

Sequans reports first quarter 2020 financial results

SEQUANS COMMUNICATIONS S.A.

PRELIMINARY UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL RESULTS

(in thousands of US$, except share and per share amounts)	Three months ended
	March 31, 2020 (4)	Dec 31, 2019 (3)	March 31, 2019 (3)
Net IFRS loss as reported	$(10,601)	$(9,152)	$(9,609)
Add back
Stock-based compensation expense according to IFRS 2 (1)	667	517	488
Non-cash interest on convertible debt and other financing (2)	1,266	1,265	872
Non-cash impact of deferred tax income (loss)	(13)	(489)	(76)
	$(8,681)	$(7,859)	$(8,325)
IFRS basic loss per ADS as reported *	($0.44)	($0.38)	($0.41)
Add back
Stock-based compensation expense according to IFRS 2 (1)	$0.03	$0.02	$0.02
Non-cash interest on convertible debt and other financing (2)	$0.05	$0.05	$0.04
Non-cash impact of deferred tax income (loss)	$0.00	($0.02)	$0.00
Non-IFRS basic loss per ADS *	($0.36)	($0.33)	($0.35)
IFRS diluted loss per ADS*	($0.44)	($0.38)	($0.41)
Add back
Stock-based compensation expense according to IFRS 2 (1)	$0.03	$0.02	$0.02
Non-cash interest on convertible debt and other financing (2)	$0.05	$0.05	$0.04
Non-cash impact of deferred tax income (loss)	$0.00	($0.02)	$0.00
Non-IFRS diluted loss per ADS *	($0.36)	($0.33)	($0.35)

(1) Included in the IFRS loss as follows:
Cost of product revenue	$5	$4	$2
Research and development	272	136	140
Sales and marketing	124	100	68
General and administrative	266	277	278
(2) Related to the difference between contractual and effective interest rates
(3) Updated from the prior earnings releases; as set forth in the annual report on Form 20-F
(4) The preliminary financial results do not include the valuation of the March 20, 2020 amendments to the Company's five issues of convertible debt.